
July 7, 2010

Mr. Larry K. Harvey
Chief Financial Officer
Host Hotels & Resorts, Inc.
6903 Rockledge Drive, Suite 1500
Bethesda, Maryland 20817

  Re: **Host Hotels & Resorts, Inc.**
    Form 10-K for the year ended December 31, 2009
    File No. 1-14625

Dear Mr. Harvey:

We have completed our review of the above referenced filing and have no further comments at this time.

      Sincerely,

      Kevin Woody
      Accounting Branch Chief